SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. CNPJ 02.558.129/0001-45 - NIRE 33.3.0026819-7 Publicly-held Company with Authorized Capital

 MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON APRIL 26, 2005.

1. DATE, TIME AND PLACE: April 26, 2005, at 10:40 a.m., on Praia de Botafogo nº 501, 8º andar, Torre Corcovado, Botafogo, Rio de Janeiro - RJ, upon call notice, as provided for in the Bylaws.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was convened with the attendance of the undersigned members of the Board of Directors, representing a quorum as stipulated in the Bylaws.

4.  AGENDA AND RESOLUTIONS:

4.1. Replacement of the General Secretary: under the terms of section XIV of article 17 of the Company's Bylaws, the Directors elected as General Secretary and Legal Officer, Mr. BRENO RODRIGO PACHECO DE OLIVEIRA , Brazilian, married, lawyer, enrolled with the OAB/RS (Brazilian Bar Association/RS Chapter) under nº 45.479, and with the CPF/MF under nº 711.936.930-04, residing and domiciled in the capital of Rio de Janeiro State, with offices on Praia de Botafogo, nº 501, 7º andar, Torre Corcovado, Botafogo, Rio de Janeiro, RJ. The Directors have caused a record to be made in the minutes of the meeting stating heir gratitude to Mr. Evandro Luís Pippi Kruel for his excellent and dedicated contribution to the Company.

4.2. Proposal for Acquisition of Shares : approval of the proposal submitted by the Executive Committee for acquisition of shares offered in the auction for placement of fractional shares resulting from the stock grouping, approved at the Special Meeting of Shareholders held on 03.29.2005, which auction will be held on 05.20.2005, up to the maximum estimated amount described in the table below, for the average price of such auction, in case the ultimate goal of placing all of these shares is not reached, in such a manner as to ensure that the minority shareholders receive the amount corresponding to the fractional shares held by them. The amount of shares to be purchased by the Company itself will correspond to the amount that is not purchased by the end of the referred auction and said shares may be purchased, under the terms set forth in letter b, of § 1 of article 30 of Law 6404/76 and in CVM Instruction no. 10, of February 14, 1980, as further amended, for purpose of being kept as treasury shares, or being further replaced or cancelled:

Type	Number of shares	Bovespa Price on 04/12/2005 (1)	Estimated amount
Common	1,166,237,182	4.26	4,968,170.39
Preferred	998,726,993	4.96	4,953,685.88
Total	2,164,964,175		9,921,856.27

(1) R$ per thousand shares

4.3. Audit Committee : approval of the reelection of the members of the Audit Committee, which body is not provided for in the Company's Bylaws, made up of 04 members of the Board of Directors, whose term of office will coincide with the term of office of the Directors, with the following people being elected for the second term of office, which will become effective as of this date: as President of the Audit Committee, Mr. Shakhaf Wine , Brazilian, married, economist, holder of identification card nº 07.140.616-9, IFP/RJ, enrolled with the CPF/MF under nº 018.755.347-50, residing and domiciled in the Capital of Rio de Janeiro State, with offices on Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ and, as members of the Audit Committee, Mr. Fernando Xavier Ferreira , Brazilian, married, engineer, holder of Identity Card n.º 585.363 SSP/PR, enrolled with the CPF/MF under n.º 142.144.239-68, residing and domiciled in the City of São Paulo, State of São Paulo, with offices on Rua Martiniano de Carvalho, 851,21º andar, São Paulo – SP; Mr. Ernesto Lopez Mozo , Spanish, married, economist, residing and domiciled in Spain, with business address on Paseo de Recoletos, 7/9, Madrid, Spain, holder of passport n.º 513 736 39 –B and Mr. Eduardo Perestrelo Correia de Matos , Portuguese, married, economist, holder of Identity Card n.º 35.939.115-1 SSP/SP, enrolled with the C.P.F./M.F. under n.º 186.001.968-41, residing and domiciled in the City of São Paulo, State of São Paulo, with offices on Av. Brigadeiro Faria Lima, 2277, 15º andar, 1503, Jardim Paulistano, CEP 01452-000.

4.4 . Approval of Independent Auditors in consideration of the provisions in article 142, item IX of Law no. 6404/76 and in article 17, item XIII of the Company's Bylaws, the appointment of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda. as Independent Auditors of the company was approved, the Executive Committee being authorized to negotiate the conditions of their appointment and to perform all other acts as may be necessary for such purpose.

5 . CLOSING OF THE MEETING : There being nothing further to be discussed, the meeting was adjourned, of which these minutes have been drawn-up, read, approved and signed by the attending Directors and by the Secretary, being transcribed in the proper book .

Signatures : Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Shakhaf Wine. Pedro Manuel Brandão Rodrigues; Carlos Manuel de L. e V. Cruz; Zeinal Abedin Mohamed Bava – Directors represented by Mr. Shakhaf Wine, and Ernesto Lopez Mozo; Ignácio Aller Mallo and Luis Miguel Gilpérez López – Directors represented by Mr. Felix Pablo Ivorra Cano, and Breno Rodrigo Pacheco de Oliveira - Secretary.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the Register Book of Minutes of Meetings of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.